File No. 070-08779
                            AEP ENERGY SERVICES, INC.
                      QUARTERLY REPORT PER REQUIREMENTS OF
                    HOLDING COMPANY ACT RELEASE NO. 35-27062
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002


AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended September 30, 2002.

The other information required to be reported under HCAR No. 35-27062 is included in the Form U9C3 report of AEP Energy Services, Inc. for the quarter ended September 30, 2002.